Exhibit 99.1

IR- 217

CNinsure Inc. to Hold Extraordinary General Meeting On December 6, 2016

GUANGZHOU, China, November 2, 2016 (GLOBE NEWSWIRE) -- CNinsure Inc. (Nasdaq:CISG) (the "Company" or "CNinsure"), a leading independent online-to-offline financial services provider operating in China, today announced that it will hold an extraordinary general meeting (“EGM”) of shareholders at its executive office at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong, People’s Republic of China, at 9:00a.m. on December 6, 2016, local time. Holders of record of ordinary shares of the Company at the close of business on November 4, 2016, U.S. Eastern Standard Time, or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

At the EGM, the Company proposes to (i) change its name from "CNinsure Inc." to "Fanhua Inc." and (ii) amend its memorandum and articles of association to reflect the name change. After the name change, the Company also intends to change its ticker symbol from "CISG" to "FANH". These changes are intended to reflect the Company’s current business direction as it is committed to becoming a leading diversified financial services provider, and to expanding its business scope beyond insurance distribution and services to offer comprehensive financial products and services to its clients.

The notice of the EGM and voting instruction card for ADS holders are available on the Investor Relations section of the Company's website at http://ir.cninsure.net/.

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products, and (3) eHuzhu (www.ehuzhu.com ), a non-profit online mutual aid platform in China.

Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@cninsure.net